[redacted]

10028729

BB 6/9 *

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UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51740

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 17 2010
BRANCH OF REGISTRATIONS AND
05 EXAMINATIONS

NAME OF BROKER-DEALER:

Kotak Mahindra, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Main Street, Suite 310
(No. and Street)

White Plains	New York	10606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ravilochan Pola (914) 997-6120
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/9

OATH OR AFFIRMATION

I, Ravilochan Pola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kotak Mahindra, Inc., as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAITH SPINELLI
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SP6208432
Qualified in Westchester County
My Commission Expires July 06, 2013

Notary Public

Signature

PRESIDENT & CEO
Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
Kotak Mahindra, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2010, which were agreed to by Kotak Mahindra, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2010 with the amounts reported in Form SIPC-7T for the year ended March 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
April 19, 2010

KOTAK MAHINDRA, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

March 31, 2010

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$	3,234,587
General Assessments at .0025	$	8,086
Payment Remitted with Form SIPC-6		(4,782)
Amount Due with Form SIPC-7T	$	3,304

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
Kotak Mahindra, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2010, which were agreed to by Kotak Mahindra, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specific parties of report, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2010 with the amounts reported in Form SIPC-7T for the year ended March 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
April 19, 2010

KOTAK MAHINDRA, INC.

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

March 31, 2010

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$	3,234,587
General Assessments at .0025	$	8,086
Payment Remitted with Form SIPC-6		(4,782)
Amount Due with Form SIPC-7T	$	3,304

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2010

KOTAK MAHINDRA, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Kotak Mahindra, Inc.

We have audited the accompanying statement of financial condition of Kotak Mahindra, Inc. (the "Company") as of March 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kotak Mahindra, Inc. as of March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
April 19, 2010

KOTAK MAHINDRA, INC.

STATEMENT OF FINANCIAL CONDITION

March 31, 2010

ASSETS		
Cash and cash equivalents	$	1,374,669
Due from affiliates		117,839
Notes receivable, stockholder		5,500,000
Other receivables		18,081
Office equipment, net of accumulated depreciation of $72,270		8,442
Prepaid taxes		403,008
Prepaid expenses and other assets		78,309
	$	7,500,348
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued bonus	$	454,200
Accounts payable and accrued expenses		69,283
Total liabilities		523,483
Stockholders' equity		
Common stock, $0.01 par value, authorized 2,000,000 shares, issued and outstanding 1,530,621		15,306
Additional paid-in capital		742,501
Retained earnings		6,219,058
Total stockholders' equity		6,976,865
	$	7,500,348

See accompanying notes to financial statement.

1. Organization and nature of business

Kotak Mahindra, Inc. (the "Company"), a majority owned subsidiary of Kotak Mahindra Bank Limited (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in agency transactions that are settled on a delivery versus payment basis. These include Indian shares that are executed and handled by its affiliate, Kotak Securities ("KS") and Global and American Depository Receipts (GDR's and ADR's) that are executed and handled by another affiliate, Kotak Mahindra (UK) Limited.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on April 19, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation using the straight-line method over estimated useful lives between three and five years.

Income Taxes

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces the retained earnings. This policy has been applied to all existing tax positions upon the Company's initial adoption for the period ended March 31, 2010. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended March 31, 2010.

2. Summary of significant accounting policies (continued)

Revenue Recognition

The Company receives commissions for referring clients. Referral fees are based (a) on the month-end net asset value of the clients' holdings and (b) on the equity brokerage and derivative trades as a percentage of each trade. The percentage of commissions is determined based on a pre-defined fee structure agreed by the clients at the time of opening the accounts or as per the amendment. The Company also receives advisory fees for providing research to clients and records the income at the time the services are earned.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related party transactions

The Company appointed Kotak Mahindra (UK) Limited, an affiliate, as its clearing agent to execute and process the settlement of its GDR and ADR business. For the year ended March 31, 2010, there were no commissions earned for transactions that cleared through Kotak Mahindra (UK). There were no amounts due from this affiliate at March 31, 2010 related to the GDR and ADR business.

The Company received referral fees from two affiliates who managed accounts referred to them by the Company. The Company had referral fees from affiliates of approximately $2,475,000 for the year ended March 31, 2010, which makes up 73% of the total revenues. Amounts due from these affiliates for referral fees at March 31, 2010 were approximately $106,000.

In November 2007, the Company provided a $2.5 million three-month term loan to Kotak Mahindra International Limited, a stockholder, which was renewable upon notice. The note was last renewed in February 2010 and bears interest of 2.75% per annum and is due April 30, 2010. In May 2009 and October 2009, the Company provided additional three-month term loans of $2 million and $1 million, respectively to Kotak Mahindra International Limited. The $2 million term loan was last renewed in March 2010 and bears interest of 2.25% per annum and is due May 31, 2010. The $1 million term loan was last renewed in February 2010 and bears interest of 2.25% per annum and is due April 30, 2010. As of March 31, 2010, the total notes receivable outstanding was $5.5 million. The Company earned interest income of approximately $128,000 related to the notes, which is included in other revenues in the accompanying statement of operations, of which approximately $11,000 was included in due from affiliates on the accompanying statement of financial condition.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraphs (k)(2)(i) and (k)(2)(ii), and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2010, the Company's net capital was approximately $1,311,000 which was approximately $1,211,000 in excess of its required net capital of $100,000.

6. Commitments

The Company has a non-cancelable operating lease for office facilities in New York, which expires in January 2011 and is subject to escalations for increases in real estate taxes and other operating costs. In March 2010, the Company entered into a six-month operating lease for office facilities in Santa Clara, with an automatic six-month renewal.

Aggregate future minimum rental payments under the leases for the year ending March 31, 2011 are approximately $52,000 (assuming automatic six-month extension options are not renewed).

Office rent expense amounted to approximately $91,000 for the year ended March 31, 2010.

7. Off-balance-sheet risk and concentrations of credit risk

In the normal course of business, the Company's activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event a counter-party is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company maintains its cash in a financial institution that may exceed the Federal Deposit Insurance Corporation coverage of $250,000. The $250,000 insurance limit has been extended through December 31, 2013, after which it will reset to $100,000 for all deposit accounts (excluding retirement accounts). The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.